Filed by WESCO International, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Anixter International Inc.
Commission File No.: 333-236307

Excerpts of Transcript of First Quarter Earnings Call Hosted by WESCO International, Inc.
April 30, 2020 / 10:00 AM EST

The following excerpts from the transcript of the first quarter earnings call hosted by WESCO International, Inc. on April 30, 2020, at 10:00 AM EST, are filed herewith pursuant to Rule 425 under the Securities Act of 1933. These excerpts were prepared by a third party and have not been independently verified and may contain errors.

PRESENTATION

Operator:

Good day, and welcome to the WESCO First Quarter 2020 Earnings Call. All participants will be in listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Will Ruthrauff. Please go ahead.

Will Ruthrauff
Director, Investor Relations and Corporate Communications, WESCO International, Inc.

Thank you, Brandon. Good morning, ladies and gentlemen. Thank you for joining us. Joining me on today's call are John Engel, Chairman, President and CEO and Dave Schulz, Senior Vice President and Chief Financial Officer. This conference call includes forward-looking statements, and therefore, actual results may differ materially from expectations.

Please see the webcast slides for additional risk factors and disclosures. For additional information on WESCO International, please refer to the company's SEC filings, including the risk factors described therein. The following presentation includes a discussion of certain non-GAAP financial measures. Information required by Regulation G of the Exchange Act with respect to such non-GAAP financial measures can be obtained via WESCO's website at wesco.com.

Means to access this conference call via webcast was disclosed in the press release and was posted on our corporate website. Replays of this conference call will be archived and available for the next seven days.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Thank you, Will. Good morning, everyone, and thank you for joining us for today's call. On behalf of WESCO, I hope that all of you have been staying healthy and safe in these challenging times. We prepared a thorough update for you today. I'll lead off with a few introductory remarks. Then Dave will take you through our first quarter results. And then I'll return to provide some additional comments on the state of the business and also an update on the excellent progress we're making on the acquisition of Anixter.

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David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Thank you, John, and good morning, everyone. I'll start with an overview beginning on page 4. Reported sales in the quarter were up 0.4%, below our outlook of 2% to 5% provided in late January. Results were tracking within the outlook range through the middle of March, but then dropped off the last two weeks of the quarter, ending outside the range due to the impact from the global coronavirus pandemic. We estimate that COVID-19 negatively impacted sales by over $50 million in the quarter.

Gross margin increased 50 basis points versus the fourth quarter of 2019, reflecting the traction we are getting on our margin improvement initiatives.

After adjusting for expenses related to the Anixter merger, our SG&A was down versus the prior year due to reductions in variable compensation expense, and represented an improvement to SG&A as a percentage of sales compared to the prior year. Adjusted operating margin was 3.3%, slightly below our outlook range due to the lower sales level during the last two weeks of the quarter.

April month-to-date reported sales were down 16% through Tuesday, April 28. We continue to support our customers and their essential businesses with growth continuing in utilities, broadband and safety. We are leveraging our global supply chain to source highly sought-after personal protective equipment and have received substantial amounts of unsolicited feedback from our customers detailing our extra efforts to support their businesses. John will provide a detailed update on the Anixter acquisition a bit later in the call as we have made substantial progress and remain on track to close in Q2 or Q3.

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Our credit facilities include limited operating covenants, and we easily pass the liquidity thresholds by which compliance is measured. We expect our bank credit facilities will contain similar covenant packages following their amendment and restatement as part of the financing of the Anixter acquisition. Between now and the closing of the Anixter acquisition, our capital allocation priorities include supporting our organic growth opportunities and repaying or holding cash available for debt repayment. We do not expect to utilize any remaining amounts available under our board-authorized share repurchase program that matures on December 31 of this year.

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Moving to slide 8. Both WESCO and Anixter benefit from several dynamics that make it highly resilient to economic cycles. This resilience is driven by three dynamics of the business model. First, the countercyclical cash flow that I discussed a moment ago; second, a cost structure that allows for quick adjustments in response to changing demand levels; and third, very low capital expenditures, given the nature of the business model.

Over the past 10 years, WESCO and Anixter capital expenditures have averaged less than 0.5 point of sales. In the current environment, this resilience is enhanced by WESCO and Anixter being deemed essential businesses and the high degree of diversification by customer, supplier, end market and geography. Both WESCO and Anixter have proven abilities to delever through the economic cycle as they both did from 2007 to 2011, when their net leverage was reduced to below 2 turns.

Additionally, both companies have demonstrated the ability to use their cash flow to rapidly pay down debt following sizable acquisition. In the case of WESCO, we reduced leverage from 4.5 turns to 2.7 turns following the acquisition of EECOL in 2012. In Anixter's case, it reduced leverage from 4.1 turns to 2.8 turns into two years following its acquisition of HD Power Solutions in 2015.

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John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Thanks, Dave. Turning to page 10. Integration planning activities for the transformational combination of WESCO and Anixter are accelerating. And I must tell you that, we are more excited than ever about the opportunity to create the premier electrical and datacom distribution and supply chain services company. We've made substantial progress on the path to close the acquisition of Anixter. Committed financing is in place, and the waiting period for Hart-Scott-Rodino has expired. We received regulatory approvals in Turkey and Russia. And earlier this month, the Anixter stockholders voted overwhelmingly in support of this transaction.

The remaining regulatory approvals in Canada and Mexico are in process, and we're currently responding to a supplementary information request in Canada. We continue to expect to close this transaction in the second or third quarter. The integration planning that began in January has rapidly evolved and today consists of dozens of joint integration teams comprised of both WESCO and Anixter personnel that are working on numerous value-creation initiatives for launch upon closing. Over 500 separate initiatives have been identified and developed to date. The amount of work that these teams have accomplished in a short period of time is impressive.

More importantly, the high degree of collaboration among these teams has been inspiring and underscores the strong cultural alignment between the two companies. I would like to thank the WESCO and Anixter integration team members for the great progress they've made to date.

The integration planning process is uncovering a higher degree of operational synergies than we originally anticipated and the strong alignment of values and priorities across the integration team gives us great confidence that the future of the combined enterprise is bright.

Now moving to page 11. As we consider the future of the combined enterprise, there are numerous ongoing and attractive secular trends and growth opportunities. The demand for increased bandwidth driven by higher voice data, video and mobile usage as one. Greater connectivity needs for remote work, home and school applications as another, and the increasing electrification of our infrastructure.

These are just a few of the growing secular trends that are directly aligned with the core capabilities of our – of these two businesses, that being WESCO and Anixter. The right-hand side of this page outlines the financial benefit of this transformational combination. We are highly confident in exceeding our three-year cost savings, sales growth and cash generation synergy targets communicated last month. With the challenging economic cycle we're facing near term, this strategic combination remains compelling as we're doubling the size of our company and will transform the new enterprise through execution of the integration plan and delivery of these synergies.

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And finally, the merger with Anixter remains on track to close in the second or third quarter. The quality of the integration planning work has been outstanding. The evolving secular growth trends will benefit the new company and have strengthened our conviction regarding our future value creation for all of our stakeholders.

With that, now let's open it up to your question.

QUESTIONS AND ANSWERS

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Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

Got you. Second question for Dave, if I might. The $600 million in year three free cash flow was good to see, although obviously, there are some countercyclical elements to free cash flow. So I'm trying to unpack what the macro assumptions you're making to get to that $600 million assumption, Dave? What sort of organic growth rates or organic sales base are you looking at in year three versus, let's say, 2019? What kind of a macro backdrop would be required to hit that $600 million on a sustained basis as opposed to working capital-driven basis?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Yes. Sam, clearly, we're not providing a 2020 outlook. It's a great question. I think the way that I would ask that you think about this is look at the history. And when you take a look at the cash flow generation of these combined companies, just looking at some of the data that we've already provided, you're looking at almost $400 million historically in free cash flow generation.

And on top of that, that we've got $200 million of cost synergies on top of that, that gives us the confidence. We've run several scenarios on how we would get to the accretion dilution. We're not going to provide that information to you today, but we're very confident in our ability to generate that greater than $600 million of free cash in the out years.

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

My last question, if I might. The stock has recovered a bit of late. Is there a price? And if so, generally speaking, where is it; John and Dave, where you might reconsider using equity financing beyond the preferred in order to finance the Anixter deal?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

As you know, Sam, and I think as the market understands, we moved to all debt financing. Again, we're highly confident in the resiliency of our business model and the strong free cash flow generation, and we're full speed ahead on 100% debt financing.

Sam Darkatsh
Analyst, Raymond James & Associates, Inc.

Very good. Thank you, both.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Thank you, Sam.

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Luke L. Junk
Analyst, Robert W. Baird & Co., Inc.

So, John, a two-part question to start here. First, could you remind us of the breakdown between fixed and variable costs in your SG&A, especially relative to the current environment?

And then second, you were very quick to act on costs back in 2009. And I'm just wondering how much you think you can move the needle right now, the actions you've outlined this morning, and then specifically, if you have some sort of decremental margin target in mind?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Luke, on that second question, I missed a little part of that. Can you – I apologize, can you restate the front-end of that? I missed that.

Luke L. Junk
Analyst, Robert W. Baird & Co., Inc.

Yeah. So I just said, you were quick to act on the cost front back in 2009...

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

Yes.

Luke L. Junk
Analyst, Robert W. Baird & Co., Inc.

...and I'm just wondering how much you can move the needle right now with the actions you've outlined so far, specifically whether you have some sort of decremental margin target?

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

So I'll start it, and Dave – and Luke, again, I hope you and your family are staying healthy and safe. I'll start by saying that this is a really important point. I think there's one thing that makes this time in this part of this cycle very, very different. And that is, we're pursuing a strategic – transformational combination with Anixter. So our efforts are very focused on aggressively getting to close and closing that transaction. We remain on track for Q2 and Q3.

Why did I start answering the question that way? It's important to understand this. It's, fundamentally we're going to use the integration plan and the delivery of the synergies as our "restructuring". It's going to be a newco, as we've outlined in detail. And so that's really important to understand. We're doubling the size of the company overnight once – upon close. And then we're – all this terrific work we're doing now is to prepare for day one execution – flawless day one execution, one of our top three priorities, and the execution of the synergies start on day one.

And so we've been very clear on the $200 million being a floor commitment, and we're driving upsides to that, the cost synergies alone. And we outlined $68 million as the floor for one year. And so that's the way we're thinking about fundamentally reengineering, restructuring the enterprise. We're going to do it in conjunction with the integration and execution. It's a really important point. Point one.

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David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Sure. Looking at our SG&A, our people cost is roughly 70% of the total. The next two largest buckets are our logistical footprint. So our real estate and occupancy costs, followed by transportation, which obviously, transportation is variable. So clearly, as we think about our cost actions, we've been pulling the lever more so on the people costs in the near term. As we go through the Anixter integration, one of the things that we highlighted was the potential to consolidate the logistical footprint, which will attack the longer fixed costs with occupancy.

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John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

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So we alluded to that on that last page, right before the summary, about the emerging, new – new and emerging secular growth trends that we think absolutely will benefit both WESCO and Anixter individually and clearly on a combined basis. And so I think that's just a really important thing to understand, because we've been able to utilize our very strong set of supplier relationships and our global supply chain capability to support customer needs in this cycle thus far when the global supply chain is very challenging to manage and navigate.

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David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

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We've talked about this at length over the years. That's where a large global B2B wholesale distributor like a WESCO, like an Anixter for that matter, that has a terrific array of global supply chain relationship is very well positioned to support that emerging – what we think is an emerging and growing secular trend going forward. And when you put our two businesses together, when we double up the size of the company, and even we – our global footprint and capabilities expands as a result of that, we're even in a better position to support our customers.

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Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Understood. And my second – my follow-up is, I appreciate all the color on the month-to-date April trends, super helpful. Just looking forward, I guess, if this persists or it gets even a little bit worse as the year moves forward, and I'm just going to throw a number out here, let's say, EBITDA is down 30% because things have gotten a lot worse. Just curious like how you describe your ability to endure net leverage that could approach high-single digit post Anixter closed? Curious if it triggers anything with debt covenants or anything like that?

And on this front with the stock historically trading at 8 times EV to EBITDA, could it ultimately impact the way you guys decide to go about with the proceed mix? Or is the equity component small enough now that it doesn't really matter to getting the deal closed?

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John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

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We started playing offense when others haven't even begun playing defense yet, quite frankly. And experienced a several year-round a very strong growth, outstanding pull-through, and so we know how to manage through cycles, and we're taking the same actions now.

With that said, as I mentioned earlier, there is one big difference, and that is we're going to – we're going to double the size of this company through the transformational acquisition in combination with Anixter. And that puts us in a very unique position. We think it's even more compelling now, this combination because the integration plan, execution and synergy delivery will be our restructuring that we have – that we reaffirmed here today in terms of the outstanding value creation potential with delivering the various cost synergies, sales growth synergies and cash generation synergies three years out.

So Dave, do you want to maybe probably get the question – or the answer closed with the leverage piece?

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

Yeah, certainly. So clearly, these are uncertain times. And we've run multiple scenarios. We're confident that we can drive leverage post the acquisition to our target range over a suitable period of time. Our goal is to get within that range within three years that will obviously be impacted by the economics at the time. So what's the shape of a recovery? What are the out years looking like? But we're very confident in the counter cyclical cash flow model of the combined company.

And again, looking at history, these two companies combined generated over $2 billion of free cash flow from before the Great Recession to 2011. Add to that, we're also going to have $200 million of cost synergies. And again, so we're confident that we'll be able to manage to the leverage going forward.

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Okay. But – appreciate the answer. But – so there's no – just to be clear, there's no like trigger in terms of the leverage if it's a certain level? Does it trigger anything with your debt covenants or...

[indiscernible] (00:52:45)

David S. Schulz
Senior Vice President & Chief Financial Officer, WESCO International, Inc.

We have no leverage covenants. We don't expect to have leverage covenants with the financing.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

And that's why we put that page in the deck pack. If you go back and look, we've outlined very clearly – the strong balance sheet page...

Patrick M. Baumann
Analyst, JPMorgan Securities LLC

Yeah.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

...a strong sheet page, which is page 6, which talks about our current facilities, the structure of those, it's covenant – very covenant light. And as Dave mentioned, we expect that our new facilities will be very similar to those.

I think what's really important to understand, and Dave touched upon it, is that particularly for our inventory revolver and accounts receivable securitization, these are very high-quality assets. If you look at our underlying inventories and how they performed through all the cycles – and our inventories – inventories are very strong, and we've not – our inventories are not subject to an overall deflationary factor or effect. So that represents a very strong kind of backstop for the inventory revolver. And our AR securitization, again, we have an outstanding array of customer relationships, blue chip companies, and that backstops our AR securitization. So again, no leverage covenant, covenant light, outlined clearly on that page.

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Hamzah Mazari
Analyst, Jefferies LLC

Thank you so much. My first question is just around when you think about the Anixter integration, have you contemplated combining the sales force yet? Is that in the synergy number of $200 million? Is this product – I guess, there is some overlap on the revenue side. Have you thought about one sales force on cross-selling? Or is that too complicated? I mean certain past deals have had trouble with that, some haven't, but just curious on your view.

John J. Engel
Chairman, President & Chief Executive Officer, WESCO International, Inc.

So, great question. Thank you for that. And it's – we outlined, and this was back in the early March timeframe when we had – we scheduled a specific investor call, Hamzah, that outlined – it was a 8- to 10-page deck, and Dave and I took all the investors through the Anixter transaction and the compelling attributes of this transformational combination.

And the reason I'm referencing that is, I'll take you back to a page that's in that deck, it's still out there in the public domain, obviously. That outlined the – we've called the detailed execution plan to deliver the $200 million of announced cost synergies. And when you look at that, that $200-plus-million, of which, again, we're very pleased we're seeing upsides to that. We're going to drive for upsides against that. But if you look at it, it did not include the sales force. Okay? It was G&A, corporate overhead, supply chain and field operations. And that was more around the back end of the business, Hamzah, not the front-end; front-end being sales, sales management, et cetera.

Relative to the front-end of the business, you beg a good – beg a great question, which is around the cross-selling opportunities. The cross-selling opportunities are substantial. And we also outlined categorically the different areas of cross-sell opportunities in that presentation. And we're focused on delivering top line growth synergies. That's where our focus is on the sales force to really take – aggressively work at cross-selling opportunities. And when we get to the close, obviously, once the transaction closes, as we committed to when we outlined the compelling attributes of this deal, we'll be providing very clear markers. Here's all the elements of the various cost synergy plan, the sales growth synergies and the cash generation, and we'll be measuring ourselves publicly on our progress against all three.

Forward-Looking Statements

All statements made herein that are not historical facts should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction between WESCO International, Inc. ("WESCO") and Anixter International Inc. ("Anixter"), expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, statements that address WESCO's expected future business and financial performance, statements regarding the impact of natural disasters, health epidemics and other outbreaks, especially the outbreak of COVID-19 since December 2019, which may have a material adverse effect on WESCO’s business, results of operations and financial condition, and other statements identified by words such as anticipate, plan, believe, estimate, intend, expect, project, will and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of WESCO's management as well as assumptions made by, and information currently available to, WESCO's management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of WESCO's and WESCO's management's control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Certain of these risks are set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as WESCO’s other reports filed with the U.S. Securities and Exchange Commission (the "SEC").

These risks, uncertainties and assumptions also include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction between WESCO and Anixter that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO's common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk that the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO's control.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, on each of March 4, 2020 and March 9, 2020, WESCO filed with the SEC an amendment to the registration statement originally filed on February 7, 2020, which includes a prospectus of WESCO and a proxy statement of Anixter, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on March 11, 2020 and the proxy statement/prospectus has been mailed to Anixter’s stockholders. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESCO, ANIXTER AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO's website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter's website at http://investors.anixter.com/financials/sec-filings.